January 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jaime G. John, Branch Chief

Re:                        Ares Commercial Real Estate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 1-35517

Dear Ms. John:

This letter sets forth the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated December 30, 2014 relating to the above-referenced filing (the “10-K”).

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 104

1.              Please tell us how your market risk disclosure complies with the quantitative requirements within Item 305 of Regulation S-K.

Response:  The Company advises the Staff that it has given consideration to Item 305(a) of Regulation S-K, which requires registrants to provide quantitative disclosure about market risk in one of three alternative disclosure formats.  The sensitivity analysis described in Item 305(a)(1)(ii)(A) allows registrants to satisfy the quantitative disclosure requirements of Item 305(a) by disclosing potential losses in future earnings, fair values, or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates or other market rates or prices.  As disclosed in the “Quantitative and Qualitative Disclosures About Market Risk” section of the 10-K, changes in interest rates and market discount rates may impact the Company’s net interest margin and the fair value of certain of its assets.

In preparing the 10-K, the Company evaluated its overall exposure to movements in interest rates and market discount rates, on (i) its net interest margin on loans held for investment and (ii) the fair value of its mortgage service rights (“MSRs”).

In evaluating its exposure to movements in interest rates, the Company considered that a 100 basis point increase or a decrease to zero in the average 30-day LIBOR would have increased the Company’s net interest margin on its loans held for investment by approximately $0.7 million and $0.5 million, respectively, for the year ended December 31, 2013.  Because the hypothetical change in interest rates would have increased the Company’s net interest margins by less than 3%, the Company determined that the interest rate risk would not have had a material effect on its future earnings or cash flows and did not include additional quantitative market risk disclosure in the 10-K.

In evaluating its exposure to movements in market discount rates, the Company considered that a 100 basis point increase or decrease in the weighted average discount rate applied to the fair value of the Company’s MSRs would have decreased or increased, respectively, the fair value of the Company’s MSRs by approximately $1.8 million as of December 31, 2013.  The Company advises the Staff that this information was disclosed in the 10-K under “Risk Factors — Risks Related to Sources of Financing and Hedging — Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, each of which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.” Because the hypothetical changes in discount rates would have increased or decreased the Company’s assets by less than 1%, the Company determined that the market risk would not have a material impact on the fair value of its MSRs as of December 31, 2013, and did not include additional quantitative disclosure in the “Quantitative and Qualitative Disclosures About Market Risk” section of the 10-K.

The Company notes that it elected to provide quantitative disclosure regardless of materiality with respect to its net interest margin and MSRs in the “Quantitative and Qualitative Disclosures About Market Risk” section of its Form 10-Qs, beginning with its Form 10-Q for the quarter ended March 31, 2014.  In order to continue to provide information that may be useful for investors, in future filings, including Form 10-Ks, the Company will continue to present the quantitative market risk disclosure regarding the impact of interest rate and discount rate changes on the Company’s net interest margin and MSRs in accordance with the provisions of Item 305(a)(1)(ii)(A) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

2.              We note that $6.6 million of your interest expense is classified within other interest expense.  Please tell us the process management uses to determine the interest expense that should be allocated to net interest margin.

Response: The Company advises the Staff that net interest margin within the consolidated statements of operations is a measure that is specific to the Company’s principal lending business and serves to measure the performance of the principal lending segment’s loans held for investment as compared to its use of debt leverage that is secured by the same loans held for investment.  The Company’s management allocates all interest expense related to its secured funding agreements and securitization debt, which the Company utilizes to enhance the returns of its loans held for investment, to net interest margin.  The Company’s portfolio of loans held for investment collateralizes the Company’s outstanding borrowings on its secured funding agreements and securitization debt.  Thus, the Company includes interest expense related to its secured funding agreements and securitization debt when calculating net interest margin because this process appropriately identifies the interest expense that is directly related to financing the investments that are earning interest income. This presentation is reflective of how the Company’s management views the Company’s business operations.

Other interest expense within the consolidated statements of operations primarily includes interest expense related to the Company’s outstanding convertible notes.  The Company does not pledge its loans held for investment as collateral for the convertible notes and thus, the interest expense on the convertible notes is not included in net interest margin.  In addition, other interest expense also includes interest expense related to warehouse lines of credit that are used within the Company’s mortgage banking business.  As net interest margin within the consolidated statements of operations is specific to the principal lending business, interest expense related to the warehouse lines of credit is included in other interest expense.

The Company identified the items that are included within other interest expense in the “Other Expenses” section on page 96 of the 10-K. In response to the Staff’s comment, in future filings, the Company will expand the disclosure in its Significant Accounting Policies section to further clarify the items that are included within interest expense in net interest margin and other interest expense within the consolidated statement of operations.

Note 3.  Loans Held for Investment, page F-16

3.              We note that you included a risk factor on page 54 related to investments in non- conforming and non-investment grade rated loans or securities.  Please clarify for us the degree of your exposure to subprime mortgages or other non-conforming loans in both your loans held for investment and held for sale.

Response: The Company advises the Staff that the Company does not have any exposure to subprime mortgages or other non-conforming loans.  The Company operates both as a principal lender and a mortgage banker with respect to loans collateralized by commercial real estate properties.  The Company does not originate residential single-family or condominium property loans where the Company would be exposed to subprime mortgages or non-conforming loans.

The Company’s principal lending business is limited to commercial real estate finance and is primarily focused on originating senior loans, bridge loans, subordinated mortgages, preferred equity, and other commercial real estate related investments.  These investments are generally held for investment and are secured, directly or indirectly, by office, multifamily, retail, industrial, and other commercial real estate properties or by ownership interests therein.  The Company performs extensive due diligence prior to origination on the borrower and the collateral and performs ongoing monitoring of the borrower and the collateral throughout the duration of each investment.   The Company notes that, as of December 31, 2013, the Company had not experienced any credit impairments in its loans held for investment or loans held for sale in its principal lending segment.

The Company’s mortgage banking business is primarily focused on originating, selling, and servicing multifamily and senior-living related senior loans under programs offered by the government and government-sponsored enterprises (“GSE”).  Once a loan is originated and funded, the loan is recorded as a loan held for sale until the loan is sold to a government or GSE program. In order for a loan to qualify to be sold to a government or GSE program, the loan must meet applicable government or GSE lending standards. As such, extensive due diligence on the borrower and the collateral is performed by the Company.

The Company understands that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)           the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (202) 721-6111 if you have any additional questions or require any additional information.

Very truly yours,

/s/ Tae-Sik Yoon
Tae-Sik Yoon
Chief Financial Officer

cc:	Todd Schuster, Ares Commercial Real Estate Corporation
Michael Weiner, Ares Commercial Real Estate Corporation
Anton Feingold, Ares Commercial Real Estate Corporation
Monica J. Shilling, Proskauer Rose LLP